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                                                                                                                EXHIBIT 99.21


                                                        YAMANA RESOURCES INC.
                                                66 Wellington Street West, Suite 3600
                                                  Toronto, Ontario, Canada M5K 1N6
                                        Telephone: (509) 838-6615, Facsimile: (509) 838-0714

                                                            FORM OF PROXY
                                                            -------------

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This Proxy is solicited on behalf of the management of Yamana Resource Inc. (the  "Corporation")  for the Annual and Special Meeting
of Shareholders on July 25, 2003 (the "Meeting"). At the Meeting, holders of Common Shares are entitled to one vote for every Common
Share held. It is expected that the solicitation of proxies will be primarily by mail.  Proxies may also be solicited  personally or by telephone by directors,  officers or employees of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation.

The  undersigned  hereby  appoints  Victor  H.  Bradley,  or  failing  him,  William  V.  Schara,  or  instead  of  either  of  them
___________________,  as Proxy of the  undersigned,  with power of  substitution,  to attend,  act and vote for and on behalf of the undersigned at the Meeting,  and at any and all adjournments  thereof, in the same manner, to the same extent and with same power as if the undersigned were present at the Meeting or an adjournment thereof.

In  addition  to  revocation  in any manner  permitted  by law, a proxy may be revoked  by an  instrument  in writing  signed by the
Shareholder or by his, her or its attorney duly authorized in writing or, if the  Shareholder is a corporation or  association,  the instrument in writing must be executed by an attorney or other  representative  individual duly authorized in writing, and deposited with the Corporation's transfer agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario,
Canada, M5A 4K9, at any time up to and including the second to last business day preceding the day of the Meeting or any adjournment thereof,  or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting,  or at any  adjournment  thereof,  and upon either of such deposit,  the proxy is revoked.
Without limiting the general powers hereby confirmed, the Proxyholder is hereby directed to vote on any poll as follows:

1.  To elect the directors of the Corporation for the ensuing      7.  To approve certain share compensation arrangements whereby
    year:                                                              certain obligations owed by the Corporation to various
                                                                       employees of, and consultants to, the Corporation will be
    R. Stuart Angus    IN FAVOUR |_| WITHHOLD |_|                      settled in exchange for the issuance by the Corporation of
    Dieter Krewedl     IN FAVOUR |_| WITHHOLD |_|                      certain securities to such employees and consultants.
    Victor H. Bradley  IN FAVOUR |_| WITHHOLD |_|
    Patrick J. Mars    IN FAVOUR |_| WITHHOLD |_|                      IN FAVOUR |_|    AGAINST |_|
    J. Edward Fletcher IN FAVOUR |_| WITHHOLD |_|
    Lance S. Tigert    IN FAVOUR |_| WITHHOLD |_|                  8.  To approve an amendment to increase the number of common shares issuable pursuant to stock options granted under the
                                                                       Corporation's Share Incentive Plan as described in the
2.  To appoint Deloitte & Touche LLP, Chartered Accountants,           Information Circular.
    as auditors of the Corporation for the ensuing year and to
    authorize the directors of the Corporation to fix the              IN FAVOUR |_|    AGAINST |_|
    remuneration to be paid to the auditors of the
    Corporation.                                                   The Notes to Proxy on the reverse are incorporated into and form
    IN FAVOUR |_|    AGAINST |_|                                   part of this Form of Proxy.  If this Form of Proxy is not dated in the space provided below, it shall be deemed to bear the date
3.  To approve a resolution authorizing the Corporation to:        on which it is mailed by the person making the solicitation,
    (a) acquire from Santa Elina Mines Corporation ("Santa         being the Management of the Corporation.
    Elina") all of the issued and outstanding shares in the
    capital of two Brazilian corporations, to be incorporated      The undersigned hereby revokes any proxy previously given with
    by Santa Elina and to which certain gold properties            respect to the Meeting or any adjournment thereof.
    located in Brazil will be transferred, in exchange for the
    issuance to Santa Elina of 27,723,940 common shares of the     DATED this         day of                  , 2003.
    Corporation; and (b) undertake a financing for minimum
    gross proceeds of $50,000,000 and maximum gross proceeds       --------------------------------------------------
    of $65,000,000.                                                SIGNATURE OF SHAREHOLDER
    IN FAVOUR |_|    AGAINST |_|                                   Name:
                                                                        ---------------------------------------------
4.  To approve a resolution authorizing the Corporation to         Address:
    acquire from an affiliate of Santa Elina, a Brazilian                  ------------------------------------------
    corporation to be incorporated by Santa Elina and to which
    a copper-gold project in Brazil will be transferred, in        --------------------------------------------------
    exchange for $48,500,000 payable in common shares of the       No. of Shares:
    Corporation, with a potential subsequent price adjustment                    ------------------------------------
    payable in cash or additional common shares at the             Your address shown will be registered as your
    election of the Corporation.                                   present address.  Please notify the Corporation
    IN FAVOUR |_|    AGAINST |_|                                   of any change in your address.

5.  To approve a special resolution authorizing the
    Corporation to change its name to Yamana Gold Inc.             [                                                 ]
    IN FAVOUR |_|    AGAINST |_|

6.  To approve a special resolution authorizing the
    Corporation to effect a share consolidation on a one for
    24 basis, subject to adjustment, as described in the
    Information Circular.
    IN FAVOUR |_|    AGAINST |_|                                   [                                                 ]


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                                                           NOTES TO PROXY

1.   The Shares  represented by this Proxy will be voted or withheld from voting, in accordance with the instructions  given, on any ballot that may be called for. If the  Shareholder  has specified a choice with respect to any of the items above by marking an
     "X" in the space  provided  for that  purpose,  the Shares  will be voted in  accordance  with that  choice.  In the absence of instructions  made on a Form of Proxy,  it is the intention of the Management  designee,  if named as  Proxyholder,  to vote in favour of all of the matters referred to in the Notice of Meeting and Management Proxy Statement and Information Circular.

     This Proxy confers discretionary  authority with respect to amendments or variations of the matters identified in the Notice of
     Meeting and Management  Proxy  Statement and  Information  Circular and with respect to other matters which might properly come before the Meeting.

2.   A Shareholder  has the right to designate a person (who need not be a  Shareholder  of the  Corporation),  other than Victor H.
     Bradley or William V. Schara, the Management designees,  to attend, act and vote for the Shareholder at the Meeting. Such right may be exercised by inserting in the blank space  provided in the Form of Proxy,  the name of the person to be  designated  and striking out, the names of the  Management  designees or by completing  another proper form of proxy and delivering the same to
     CIBC Mellon Trust Company at the address or facsimile number set forth, and by the time stipulated, in paragraph 4 below.

3.   A Proxy will not be valid unless signed by the Shareholder or by the Shareholder's  attorney duly authorized in writing, or, if the Shareholder is a corporation or association,  the Form of Proxy should bear the seal of such corporation or association and must be executed by an officer or by an attorney  duly  authorized  in writing.  If the proxy is executed by an attorney for an individual  Shareholder or by an officer or attorney of a Shareholder  that is a corporation or association,  the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the Form of Proxy.

4.   A proxy to be effective must be deposited with the Corporation's  transfer agent, CIBC Mellon Trust Company,  Proxy Department,
     200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 either in person or in the enclosed self-addressed and postage prepaid envelope or by facsimile to the attention of the Proxy Department at (416) 3682502,  no later than 11:00 a.m.  (Toronto
     Time) on July 23, 2003.
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